Exhibit 1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) (“U.S. PERSON”) OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (TOGETHER, THE “UNITED STATES”) OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

28 February 2019

WPP FINANCE S.A. ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION

WPP Finance S.A. (the Offeror) today announces its invitation to the holders (the Bondholders) of its outstanding £200,000,000 6.375 per cent. Guaranteed Bonds due 2020 (ISIN: XS0329581333) (the Bonds) issued by the Offeror and guaranteed by, inter alios, WPP plc, WPP 2005 Limited and WPP Jubilee Limited (WPP plc, WPP 2005 Limited and WPP Jubilee Limited each a Guarantor, and together the Guarantors):

(i)	to tender their Bonds for purchase by the Offeror for cash (the Tender Offer); and

(ii)

to consent to certain modifications to the terms and conditions of the Bonds (the Conditions) contained within the Trust Deed (as defined in the Offer Memorandum), to facilitate the full and final redemption of the Bonds as proposed by the Offeror (the Proposal) for approval by Extraordinary Resolution at a meeting of Bondholders (the Meeting) (such invitation, the Consent Solicitation), each on the terms of and subject to the conditions set out in the tender offer and consent solicitation memorandum dated 28 February 2019 (the Offer Memorandum), including the offer and distribution restrictions set out below and as more fully described in the Offer Memorandum.

Copies of the Offer Memorandum are (subject to offer restrictions) available to Bondholders from the Tender and Tabulation Agent as set out below. Capitalised terms used and not otherwise defined in this announcement have the meanings given to them in the Offer Memorandum.

Summary of the Tender Offer and the Consent Solicitation

Description of the Bonds	ISIN / Common Code	Outstanding principal amount	Benchmark Security	Tender Spread	Early Purchase Price[1], [2]	Early Voting Fee[3]	Late Purchase Price[1], [4]	Mandatory Redemption Price[1]	Amount subject to the Tender Offer
£200,000,000 6.375 per cent. Guaranteed Bonds due 2020	XS0329581333 / 32958133	£200,000,000	UKT 3.750 per cent. due 7 September 2020	0.30 per cent.	Calculated as set out in the Offer Memorandum	1.00 per cent.	The Early Purchase Price less the Early Voting Fee	The Early Purchase Price less the Early Voting Fee	Any and all

[1]	In each case, plus the relevant Accrued Interest Payment as further described in the Offer Memorandum.
[2]

Bondholders who submit (and do not revoke) valid Tender Instructions on or before the Early Deadline will not be eligible to receive the Early Voting Fee in respect of the relevant Bonds (but the Early Purchase Price will already include an amount equal to the Early Voting Fee).

[3]

Expressed as a percentage of the principal amount of the Bonds. Bondholders who submit (and do not revoke) valid Solicitation Instructions received by the Tender and Tabulation Agent on or before the Early Deadline will be eligible to receive the Early Voting Fee.

[4]	Bondholders who submit (and do not revoke) valid Tender Instructions after the Early Deadline but on or before the Final Deadline will be eligible to receive the Late Purchase Price.

Rationale for the Tender Offer and the Proposal

The purpose of the Tender Offer and the Proposal is to:

a)	provide liquidity to Bondholders and proactively manage the balance sheet of WPP plc and its subsidiaries; and

b)

provide for the Offeror to mandatorily redeem on the Settlement Date all, but not some only, of the Bonds (if any) remaining outstanding following the completion of the Tender Offer on the Settlement Date, together with any relevant Accrued Interest Payments.

If the Offeror decides to accept valid tenders of Bonds pursuant to the Tender Offer, the Offeror will accept for purchase all of the Bonds that are validly tendered and there will be no scaling of any valid tenders of Bonds for purchase.

Details of the Tender Offer

The Tender Offer will expire at 4.00 p.m. (London time) on 21 March 2019 (the Final Deadline) unless extended, amended or terminated early by the Offeror. Bondholders that wish to participate in the Tender Offer and to be eligible to receive the Early Purchase Price (as described below and as set out in the Offer Memorandum) must make the necessary arrangements for the delivery to the Tender and Tabulation Agent on or before 4.00 p.m. (London time) on 14 March 2019 (the Early Deadline) of a valid Tender Instruction in respect of the Tender Offer. Bondholders that deliver valid Tender Instructions which are received by the Tender and Tabulation Agent after the Early Deadline but on or before the Final Deadline will only be eligible for the Late Purchase Price. These deadlines are subject to any extension, re-opening or termination of the Tender Offer and the Consent Solicitation, as provided in the Offer Memorandum.

The Offeror is not under any obligation to accept for purchase any Bonds tendered pursuant to the Tender Offer. The acceptance for purchase by the Offeror of Bonds tendered pursuant to the Tender Offer is at the sole discretion of the Offeror and tenders may be rejected by the Offeror for any reason. For the avoidance of doubt, the Tender Offer is not conditional upon the approval or implementation of the Proposal.

On the Settlement Date, the Offeror will pay for Bonds tendered for purchase pursuant to Tender Instructions validly delivered to the Tender and Tabulation Agent on or prior to the Early Deadline and accepted by it for purchase pursuant to the Tender Offer at a price (the Early Purchase Price) to be determined at the Pricing Time on the Pricing Date in the manner described in the Offer Memorandum by reference to the annualised sum (such sum, the Early Purchase Yield) of a purchase spread of 0.30 per cent. (the Tender Spread) and the Benchmark Security Rate.

Specifically, the Early Purchase Price will equal (a) the value of all remaining payments of principal and interest on the Bonds up to and including 6 November 2020 (being the final maturity date of the Bonds), discounted to the Settlement Date at a discount rate equal to the Early Purchase Yield, minus (b) Accrued Interest in respect of the Bonds.

Bondholders who tender their Bonds after the Early Deadline will not be eligible to receive the Early Purchase Price. For Bonds tendered for purchase pursuant to Tender Instructions validly delivered to the Tender and Tabulation Agent after the Early Deadline (but on or before the Final Deadline) and accepted by the Offeror for purchase pursuant to the Tender Offer, the Offeror will pay a price (the Late Purchase Price) to be determined at the Pricing Time on the Pricing Date in the manner described in the Offer Memorandum by applying the formula of the Early Purchase Price less an amount equal to the Early Voting Fee (as defined below).

Each Purchase Price will be determined by the Offeror, after consultation with the Dealer Managers, in accordance with market convention and expressed as a percentage of the principal amount of the Bonds (and rounded to the nearest 0.001 per cent. with 0.0005 per cent. being rounded upwards).

Payment of the relevant Purchase Price is subject to (i) the delivery of a valid Tender Instruction in respect of the Tender Offer to the Tender and Tabulation Agent by the Early Deadline or Final Deadline (as applicable) and the acceptance of such Tender Instruction by the Offeror, (ii) such Tender Instruction not being revoked (in the limited circumstances in which such revocation is permitted as set out in the Offer Memorandum), and (iii) the Offeror not having previously terminated the Tender Offer in accordance with the provisions for such termination set out in the Offer Memorandum.

To be eligible to receive the Early Purchase Price, Bondholders must submit (and not revoke) a valid Tender Instruction which is received by the Tender and Tabulation Agent by the Early Deadline. Bondholders submitting Tender Instructions should not attend, or seek to attend, the Meeting in person or make any other arrangements to be represented at the Meeting (other than by way of delivering a Tender Instruction, which constitutes a vote in favour of the Extraordinary Resolution). Any such Bondholder that separately seeks to appoint a proxy to vote at the Meeting on its behalf or attend the Meeting in person or makes other arrangements to be represented at the Meeting (other than by way of its Tender Instruction) will not be eligible for the relevant Purchase Price.

Bondholders who submit (and do not revoke) valid Tender Instructions (whether before, on or after the Early Deadline) will not be eligible to receive the Early Voting Fee in respect of the relevant Bonds (but the Early Purchase Price will already include an amount equal to the Early Voting Fee). For the avoidance of doubt, such Bondholders will only be eligible to receive the relevant Purchase Price applicable to such Bonds, together with the applicable Accrued Interest Payment.

The Offeror will also pay, on the Settlement Date, an Accrued Interest Payment in respect of Bonds accepted for purchase pursuant to the Tender Offer.

Tender Instructions

In order to participate in the Tender Offer, and be eligible to receive the applicable Purchase Price and the Accrued Interest Payment pursuant to the Tender Offer, Bondholders must validly tender their Bonds by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender and Tabulation Agent by the relevant deadline.

Bondholders who submit a Tender Instruction will be voting in favour of the Extraordinary Resolution. It will not be possible to submit a valid Tender Instruction without instructing the Principal Paying Agent to appoint the Tender and Tabulation Agent as its proxy to attend the Meeting and vote in favour of the Extraordinary Resolution.

Tender Instructions will be irrevocable except in the limited circumstances described in the Offer Memorandum.

Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold their Bonds when such intermediary would need to receive instructions from a Bondholder in order for such Bondholder to participate in, or (in the limited circumstances in which revocation is permitted, as set out in the Offer Memorandum) to validly revoke their instruction to participate in, the Tender Offer, the Consent Solicitation and/or the Proposal before the deadlines specified in the Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions or Solicitation Instructions will be earlier than the relevant deadlines specified in the Offer Memorandum.

Summary of the Consent Solicitation and the Proposal

The Consent Solicitation commences on the date of the Offer Memorandum and expires at the Final Deadline. Bondholders that wish to participate in the Consent Solicitation without participating in the Tender Offer and to be eligible to receive the Early Voting Fee must make the necessary arrangements for the delivery to the Tender and Tabulation Agent on or before the Early Deadline of a valid Solicitation Instruction in respect of the Extraordinary Resolution (whether voting for or against the Extraordinary Resolution).

The purpose of the Consent Solicitation and the Proposal is to make certain modifications to the Conditions to provide for the Offeror to mandatorily redeem on the Settlement Date all, but not some only, of the Bonds (if any) remaining outstanding following the completion of the Tender Offer on the Settlement Date, together with any relevant Accrued Interest Payments. The Mandatory Redemption Price will be equivalent to the Late Purchase Price.

Bondholders should refer to the Notice and the draft Third Supplemental Trust Deed for full details of the manner in which the Conditions will be modified as referred to above.

Any Bondholder (excluding, for the avoidance of doubt, any Ineligible Bondholder, who should refer to the Notice for details of how they can participate in the Proposal) who does not wish, or who is not eligible, to tender its Bonds for purchase pursuant to the Tender Offer will receive neither of the Purchase Prices nor the Accrued Interest Payment but may be eligible on the terms and conditions set out in the Offer Memorandum, to the extent permitted by applicable laws and regulations, to receive an amount of 1.00 per cent. of the principal amount of the Bonds in respect of which the relevant Bondholder submits a Solicitation Instruction in accordance with the procedure described in the Offer Memorandum (the Early Voting Fee).

Solicitation Instructions – Early Voting Fee

Payment of the Early Voting Fee in respect of any Solicitation Instructions is conditional upon the passing and implementation of the Extraordinary Resolution.

Where payable, the Early Voting Fee will be paid by the Offeror to relevant Bondholders on the Settlement Date in the same manner as payment is made to those Bondholders who are eligible to receive any Purchase Price and the relevant Accrued Interest Payment, pursuant to the Tender Offer.

Meeting

Notice (the Notice) convening the meeting (the Meeting) to be held at 9.00 a.m. (London time) on 25 March 2019 at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom has been given to Bondholders in accordance with the Trust Deed on the date of the Offer Memorandum. The form of the Notice is set out in the Annex to the Offer Memorandum. At the Meeting, Bondholders will be invited to consider and, if thought fit, pass an extraordinary resolution (the Extraordinary Resolution) to approve the implementation of the Proposal as more fully described in the Notice.

The quorum required for the Meeting is a person or persons present holding or representing in the aggregate more than 75 per cent. in the aggregate principal amount of the Bonds for the time being outstanding. To be passed, the Extraordinary Resolution requires a majority in favour of at least three-quarters of the votes cast in respect of the Extraordinary Resolution at the Meeting. If passed, the Extraordinary Resolution shall be binding on all Bondholders, whether present or not present at the Meeting and whether or not voting. The implementation of the Extraordinary Resolution, if passed, is conditional on (i) the Offeror not having previously terminated the Consent Solicitation or the Tender Offer in accordance with the provisions for such termination set out in the Offer Memorandum and (ii) the execution by, inter alios, the Offeror, the Guarantors and the Trustee of the Third Supplemental Trust Deed.

The implementation of the Proposal and the related Extraordinary Resolution will also be conditional on the quorum required for, and the requisite majority of votes cast at, the Meeting being satisfied by Eligible Bondholders, irrespective of any participation at the Meeting by Ineligible Bondholders (including the satisfaction of such condition at an adjourned Meeting) (the Eligibility Condition).

Bondholders should refer to the Notice for full details of the procedures in relation to the Meeting.

Solicitation Instructions

By submitting a Solicitation Instruction, Bondholders will automatically instruct the Principal Paying Agent to appoint one or more representatives of the Tender and Tabulation Agent as their proxy to attend the Meeting (or any adjourned Meeting) and vote in the manner specified or identified in the Solicitation

Instruction in respect of the Extraordinary Resolution. Solicitation Instructions must be validly delivered to the Tender and Tabulation Agent in respect of the Extraordinary Resolution (whether voting for or against the Extraordinary Resolution) on or before the Early Deadline (and not subsequently revoked) in order for a Bondholder to be eligible to receive the Early Voting Fee. Bondholders that deliver valid Solicitation Instructions to the Tender and Tabulation Agent after the Early Deadline but on or before the Final Deadline will not be eligible for the Early Voting Fee. Solicitation Instructions must in any event be validly delivered to Tender and Tabulation Agent by the Final Deadline.

The foregoing does not affect the rights of Bondholders to attend and vote at the Meeting in person or to make other arrangements to be represented or to vote at the Meeting in accordance with the Meeting Provisions. Bondholders who wish to attend the Meeting notwithstanding the fact that they would thereby be ineligible to receive the Early Voting Fee should refer to the section in the Notice entitled “Voting and Quorum” for further details of the process for attending, being represented and voting at the Meeting other than pursuant to Solicitation Instructions.

Solicitation Instructions will be irrevocable except in the limited circumstances described in the Offer Memorandum.

Bondholders who have already submitted Tender Instructions prior to the Early Deadline will be eligible to receive the Early Purchase Price, which includes an amount equivalent to the Early Voting Fee. Bondholders may not submit Tender Instructions and Solicitation Instructions in respect of the same Bonds.

Recommendation of the Tender Offer, the Consent Solicitation and the Proposal by the Investment Association

The proposal described in the Offer Memorandum (the Exit Consent Proposal) has been considered by a special committee (the Special Committee) of the Investment Association at the request of the Offeror. The members of the Special Committee, who hold in aggregate approximately 21.56 per cent. of the current principal amount outstanding of the Bonds, have examined the Exit Consent Proposal. They have informed the Offeror that they find the Exit Consent Proposal acceptable and that, subject to client and other approvals, they intend to vote in favour of the Exit Consent Proposal in respect of their holdings of Bonds.

The Special Committee has advised the Offeror that this recommendation relates only to the proposals set out in the Offer Memorandum with respect to the Bonds and not to any future offers or proposals which the Offeror may make.

Bondholders should however make their own detailed assessment of the Tender Offer, Consent Solicitation and the Proposal.

Expected Timetable of Events

The following table sets out the expected dates and times of the key events relating to the Tender Offer and Consent Solicitation. This is an indicative timetable and is subject to change. All times are London time.

Launch of Tender Offer, Consent Solicitation and Proposal

Announcement of the Tender Offer, Consent Solicitation and Proposal.	28 February 2019.

Early Deadline

Deadline for receipt by the Tender and Tabulation Agent of (i) valid Tender Instructions in respect of the Tender Offer for Bondholders to be eligible for the Early Purchase Price or (ii) valid Solicitation Instructions in respect of the Extraordinary Resolution for Bondholders to be eligible for the Early Voting Fee.

4.00 p.m. (London time) on 14 March 2019.

Final Deadline

Deadline for (i) receipt by the Tender and Tabulation Agent of any Tender Instructions or Solicitation Instructions and (ii) making any other arrangements to attend or be represented or to vote on the Extraordinary Resolution at the Meeting.

4.00 p.m. (London time) on 21 March 2019.

Meeting

Meeting to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom.	9.00 a.m. (London time) on 25 March 2019.

Announcement of results of Meeting and Tender Offer

Announcement of the results of the Meeting and whether the Offeror will accept valid tenders of Bonds pursuant to the Tender Offer and, if so accepted (i) the aggregate principal amount of Bonds accepted for purchase; and (ii) the Settlement Date. In addition the Offeror will announce, if the Proposal is approved and implemented, the Mandatory Redemption Date.

As soon as reasonably practicable after the Meeting.

Execution of Third Supplemental Trust Deed

If the Extraordinary Resolution is passed at the Meeting and is unconditional, execution of the Third Supplemental Trust Deed.

Upon execution of the Third Supplemental Trust Deed, the modifications to the Conditions described in the Offer Memorandum will become effective.

As soon as reasonably practicable after the Meeting.

Pricing Time

Expected determination of the Early Purchase Yield and each Purchase Price.	At or around 2.00 p.m. (London time) on 25 March 2019.

Announcement of pricing

If the Offeror will accept valid tenders of Bonds pursuant to the Tender Offer, announcement of (i) the Early Purchase Yield; (ii) each Purchase Price, (iii) if the Proposal is approved and implemented, the Mandatory Redemption Price and (iv) the Accrued Interest.

As soon as reasonably practicable after the Pricing Time.

Settlement

Expected Settlement Date.	27 March 2019.

The above times and dates are subject to the right of the Offeror (subject to applicable law and as provided in the Offer Memorandum) to extend, re-open, amend, waive any condition of and/or terminate the Tender Offer and/or the Proposal as provided in the Offer Memorandum, to amend the terms and conditions of the Tender Offer and/or the Proposal to provide for the Settlement Date for the Tender Offer and, if the Proposal is approved and implemented, for payment of any Early Voting Fee in relation to the Proposal to take place after such adjourned Meeting on the same basis as for the original Meeting (and, for the avoidance of doubt, no such amendment to the Settlement Date will entitle Bondholders to revoke any Tender Instructions or Solicitation Instructions).

Announcements

Unless stated otherwise in this announcement or in the Offer Memorandum, all announcements in connection with the Tender Offer, the Consent Solicitation and the Proposal will be made (i) by publication via RNS, (ii) by publication on the relevant Reuters Insider Screen and (iii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be made by the issue of a press release to a Notifying News Service. Any notice or announcement given to a Bondholder via the Clearing Systems shall be deemed to have been duly given if it is delivered to the Clearing Systems. The Offeror may, at its discretion, also give notice by any other means it considers appropriate (other than any notice required to be given in accordance with the Trust Deed and the Bonds). Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender and Tabulation Agent, the contact details for which are set out below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Bondholders are urged to contact the Tender and Tabulation Agent for the relevant announcements during the course of the Tender Offer and Consent Solicitation. In addition, Bondholders may contact the Dealer Managers for information using the contact details set out below.

Bondholders (other than Ineligible Bondholders) are advised to read carefully the Offer Memorandum for full details of, and information on the procedures for participating in, the Tender Offer, the Consent Solicitation and/or the Proposal. Ineligible Bondholders should refer to the Notice for details on how they can partipate in the Proposal.

Questions and requests for assistance in connection with (i) the Tender Offer, the Consent Solicitation and the Proposal may be directed to the Dealer Managers, and (ii) the delivery of Tender Instructions and Solicitation Instructions, may be directed to the Tender and Tabulation Agent, the contact details for each of which are set out below.

This announcement is released by WPP Finance S.A. and contains information in relation to the Bonds that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Tender Offer, the Consent Solicitation and/or the Proposal described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Paul Richardson, Group Finance Director.

Bondholders should contact the Dealer Managers and/or the Tender and Tabulation Agent for further information:

DEALER MANAGERS

Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Telephone: +44 (0) 20 3134 8515 Attention: Liability Management Group Email: eu.lm@barclays.com	NatWest Markets Plc 250 Bishopsgate London EC2M 4AA United Kingdom Telephone: +44 (0) 20 7678 5222 Attention: Liability Management Email: liabilitymanagement@natwestmarkets.com

TENDER AND TABULATION AGENT

Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Telephone: +44 20 7704 0880 Attention: Thomas Choquet Email: wpp@lucid-is.com

DISCLAIMER This announcement must be read in conjunction with the Offer Memorandum. This announcement and the Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Tender Offer, the Consent Solicitation or the Proposal. If any Bondholder is in any doubt as to the contents of the Offer Memorandum or the action it should take or is unsure of the impact of the implementation of the Consent Solicitation, the Proposal, the Extraordinary Resolution or the Tender Offer, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender Bonds for purchase in the Tender Offer or otherwise participate in the Tender Offer, the Consent Solicitation or the Proposal. None of the Dealer Managers, the Tender and Tabulation Agent, the Trustee, the Offeror or the Guarantors or any of their respective directors, officers, employees or affiliates makes any recommendation on or as to whether Bondholders should tender Bonds in the Tender Offer or otherwise participate in the Proposal.

Offer and Distribution Restrictions

The distribution of this announcement and the Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer Memorandum comes are required by the Offeror, the Guarantors, the Dealer Managers, the Trustee and the Tender and Tabulation Agent to inform themselves about, and to observe, any such restrictions. In addition to the representations referred to below in respect of the United States, each Bondholder participating in the Tender Offer will give certain representations, acknowledgements, warranties and undertakings and make certain agreements in respect of the other jurisdictions referred to above and generally as set out in the Offer Memorandum. Any tender of Bonds for purchase pursuant to the Tender Offer from a Bondholder that is unable to make these representations will not be accepted. Each of the Offeror, the Guarantors, the Dealer Managers and the Tender and Tabulation Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Bonds for purchase pursuant to the Tender Offer or submission of a Solicitation Instruction in respect of the Proposal, whether any such representation given by a Bondholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender or submission may be rejected. Neither in this announcement nor the Offer Memorandum or the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Bonds (and tenders of Bonds for purchase pursuant to the Tender Offer or the Proposal will not be accepted from Bondholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer and either of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

United States

The Tender Offer is not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a U.S. Person)). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Offer Memorandum and any other documents or materials relating to the Tender Offer are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any U.S. Person and the Bonds cannot be tendered in the Tender Offer by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by, or by any person acting for or on the account or benefit of, a U.S. Person. Any purported tender of Bonds in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Bonds made by, or by any person acting for or on the account or benefit of, a U.S. Person or by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Bonds participating in the Tender Offer will represent that it is not a U.S. Person, it is not located in the United States and is not participating in the Tender Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Tender Offer from the United States and is not a U.S. Person. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions, (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Offer Memorandum and any other documents or materials relating to the Tender Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43(2) or Article 49(2)(a) to (d) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Belgium

Neither this announcement, the Offer Memorandum nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither this announcement, the Offer Memorandum nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” within the meaning of Article 10 of the Belgian Law of 16 June 2006 on public offerings of investment instruments and the admission of investment instruments to trading on regulated markets (as amended from time to time).

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Offer Memorandum nor any other documents or materials relating to the Tender Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offer. Neither this announcement, the Offer Memorandum nor any other document or material relating to the Tender Offer has been or will be submitted for clearance to or approved by the Autorité des marchés financiers.

Italy

None of the Tender Offer, this announcement, the Offer Memorandum or any other document or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Bondholders or beneficial owners of the Bonds that are located in Italy can tender Bonds through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Tender Offer.

Ireland

The Tender Offer is not being made, directly or indirectly, to the public in Ireland and no offers or sales of any bonds or securities under or in connection with the Tender Offer may be effected and the Offer Memorandum may not be distributed in Ireland except in conformity with the provisions of Irish law including (i) the Companies Act 2014 (as amended) (the Companies Act), (ii) the Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended) and any rules and guidance issued under Section 1363 of the Companies Act by the Central Bank of Ireland (the CBI), (iii) the European Communities (Markets in Financial Instruments) Regulations 2017 (as amended) (MiFID II Regulations) including, without limitation, any rules or codes of conduct made under the MiFID II Regulations and the provisions of the Investor Compensation Act 1998 (as amended), (iv) the Market Abuse Regulation (EU 596/2014) (as amended), the European Union (Market Abuse) Regulations 2016 (as amended) and any rules and guidance issued under Section 1370 of the Companies Act by the CBI, and (v) the Central Bank Acts 1942 to 2017 (as amended) and any codes of practice made under Section 117(1) of the Central Bank Act 1989 (as amended).

Switzerland

Neither this announcement, the Offer Memorandum nor any other offering or marketing material relating to the Bonds constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Neither this announcement, the Offer Memorandum nor any other offering or marketing material relating to the Bonds have been, or will be, filed with or approved by any Swiss regulatory authority. Neither this announcement, the Offer Memorandum nor any other offering or marketing material relating to the Bonds may be publicly distributed or otherwise made publicly available in Switzerland. This announcement and the Offer Memorandum are personal to the recipient only and not for general circulation in Switzerland.